Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460
December 10, 2010
VIA EDGAR
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Re:	Dover Saddlery, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 13, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 14, 2010
File No. 000-51624
Dear Mr. Owings:
          We respectfully submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated November 29, 2010 concerning our Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the quarter ended June 30, 2010 and our Definitive Proxy Statement filed on Schedule 14A for the Annual Meeting held on May 5, 2010. For your convenience, we have repeated below in bold type the title of each comment to which we are responding and have set forth our response immediately below the applicable title as well as any additional disclosures that we propose to make in our future filings. References in this letter to “the Company,” “we,” “us,” “our,” or “ours” refer to Dover Saddlery, Inc. and its consolidated subsidiaries.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 28
Response to 1.: We acknowledge the Staff’s comment and have set forth below a revised paragraph from page 29 of our Form 10-K to provide greater details concerning our retail growth strategy, marked to show these changes. We intend to include a similar disclosure in our future filings to the extent applicable.
     Our strategy for growth has been to open additional retail stores using our proprietary mathematical store optimization model to select the sites. Our initial target to add 50 retail locations is now 20% complete, with 10 new locations since our IPO that are in addition to the 3 stores operating at the time of the IPO. For 2011 through 2013, the Company estimates that it could open on average two stores annually from cash flow and borrowing under its line of credit from its bank and may proceed under that plan if and as the economy improves. In order to open more than two stores per year, the Company may need to raise additional debt and/or equity capital. Depending on the store size in terms of area, the local lease and construction rates which vary widely across the country, the Company estimates that it would need to invest between $600,000 to $1,100,000 to pay for fixtures, equipment, leasehold improvements, inventory and preopening expenses for each store opened. The Company makes no representation that it will open any new stores in the next few years or what each store shall cost to open.

Reconciliation of GAAP Measures and Non-GAAP Measures, page 36
Response to 2.: We acknowledge the Staff’s comment, and we have set forth a revised reconciliation of the non-GAAP measure to the GAAP measure by presenting the GAAP measure, with each item added to or subtracted from the GAAP measure resulting in the non-GAAP measure on page 36. Assuming these changes had been made in advance of this year’s filing, the presentation table would have appeared as follows:
     Below is a table for clarification showing the non-GAAP net income and earnings per share reconciliation for fiscal 2008. We believe that in a comparison of 2009 vs. 2008 results, these non-GAAP measures supplement our GAAP financial information and provide useful measures for evaluating operating results and trends.
Reconciliation of GAAP Measures and Non-GAAP Measures
In thousands
(Unaudited)

Year Ended
Dec. 31, 2008

Net loss as reported	$(13,849)

Add back: Goodwill impairment charge, after tax	14,267

Net income as adjusted	$418

Net income per share as adjusted
Basic	$0.08

Diluted	$0.08

Number of shares used in per share calculation
Basic	5,164,000
Diluted	5,266,000
Note 2. Summary of Significant Accounting Policies, page 50
Segment Information, page 50
Response to 3.: We acknowledge the Staff’s comment and have set forth below a revised paragraph from page 50 of our Form 10-K to include a statement that providing the information for similar product categories is impracticable as required by FASB ASC 280-10-50-40. We intend to include a similar disclosure in our future filings to the extent applicable.

Segment Information
     Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment utilizing a multi-channel distribution strategy. Additionally, it is not practical for the Company to disclose product revenues by discrete product categories.
Item 9A Controls and Procedures, page 67
Response to 4.: We acknowledge the Staff’s comment and have set forth below a paragraph that we will use to replace the referenced paragraph from page 67 of our Form 10-K as it relates to our disclosure controls and procedures. We intend to include a similar disclosure in our future filings to the extent applicable.
     Paragraph To Replace: Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.
     Paragraph To Insert: The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that as of December 31, 2009, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.
Exhibit 31.1 and 31.2
Response to 5.: We acknowledge the Staff’s comment and have set forth below a revised paragraph 4. (d) in Exhibit 31.1 from our Form 10-K, marked to include the clarifying phrase “the registrant’s fourth fiscal quarter in the case of an annual report.” We intend to include a similar disclosure in our future filings.
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
Form 10-Q for the Quarter Ended June 30, 2010
Note 4. Investment in Affiliate, page 58
Response to 6.: We acknowledge the Staff’s comment, and we will revise future filings as appropriate to disclose summarized financial data for equity investments that meet the significance test as set forth in Rule 8-03(b)(3) of Regulation S-X. We note that income from Hobby Horse Clothing, Inc. resulted from a non-recurring gain from the proceeds from a life insurance settlement contract on a former officer of Hobby Horse Clothing, Inc. and that as of September 30, 2010 the total assets of Hobby Horse Clothing, Inc. were less than $1 million.

7. Please revise future Form 10-Qs to comply with the applicable 10-K comments above.
Response to 7.: We acknowledge the Staff’s comment, and we will revise future Form 10-Q filings to comply with the applicable 10-K comments in the Commission’s letter of November 29, 2010.
Definitive Proxy Statement filed on Schedule 14A
Executive Compensation, page 18
Response to 8.: We acknowledge the Staff’s comment and have set forth below a revised paragraph from page 19 of our Definitive Proxy Statement filed on Schedule 14A, marked to identify all of the benchmarks and their components used to set NEO salaries. We intend to include a similar disclosure in our future filings to the extent applicable.
          Mr. Day and Mr. Grylls' fixed base salaries were set in 2005 and have not been increased since that review date. The Compensation Committee used independent compensation surveys conducted for the company and public surveys to establish the salary and other compensation and benefit levels. These salary studies included Mercer Multi-Outlet Retailer Compensation Survey for retail companies with less than $500 million in revenue, an independent compensation study by The Bostonian Group in conjunction with Wickford Consulting, an independent report by Salary.com, a Business Week survey for CEOs of Boston retailers with $10 million in sales and the Hewitt Associates Catalog Industry Survey (herein, the “Sector Compensation Studies”). During fiscal 2009, effective April 1, the NEOs voluntarily offered to take, and the Compensation Committee approved, an interim 5% pay cut in their base salaries for the ensuing twelve months, as part of management’s stringent Company-wide cost-savings plan. (This interim voluntary salary reduction terminated on March 31, 2010; the Compensation Committee approved the reinstatement of the NEOs’ prior full base salaries as of April 1, 2010.)
Response to 9.: We acknowledge the Staff’s comment and have set forth below revised paragraphs from page 19 of our Definitive Proxy Statement filed on Schedule 14A, to provide a quantitative discussion of the terms of the necessary targets to be achieved for our named executive officers to earn incentive bonus compensation with changes marked for clarity. We intend to include a similar disclosure in our future filings to the extent applicable.
          The Company’s incentive bonus program is based on the Company’s performance against certain targets for its Adjusted Earnings before Interest, Taxes, Depreciation and Amortization, or Adjusted EBITDA calculated before any bonus expense (the “Bonus Target”). Adjusted EBITDA limitations are set forth on pages 32-33 under “Results of Operations”, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of Item 7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 31, 2010.
          When we use the term “Adjusted EBITDA”, we are referring to net income minus interest income and other income plus interest expense, income taxes, non-cash stock-based compensation, non-cash goodwill impairment charge, depreciation, amortization and other investment loss. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

The following table reconciles net income to Adjusted EBITDA before bonus expense which is the performance level achieved in comparison to the Bonus Target (in thousands):

Year Ended
December 31
2009

Net income (loss)	$904
Depreciation	769
Amortization of intangible assets	6
Stock-based compensation	179
Goodwill impairment charge	—
Interest expense, financing and other related costs, net	1,310
Other investment loss	44
Provision for income taxes	893

Adjusted EBITDA	$4,105

Bonus expense (for all employees)	600

Adjusted EBITDA before bonus	$4,705

          In fiscal 2009, the Company achieved 92% of its Board-approved Bonus Target of $5,112,000. Mr. Day and Mr. Grylls are paid 10% of their base salaries upon achievement of 75% of the Bonus Target, another 0.8% of their base salaries for achieving each additional 1.0% of the Bonus Target between 76% and 100% of the Bonus Target and another 1.0% of their base salaries for achieving each additional 1.0% of the Bonus Target between 101% and 110% of the Bonus Target. Mr. Day and Mr. Grylls can earn up to 40% of their base salaries upon achieving 110% of the Bonus Target. Mr. Schmidt is paid 4.375% of his base salary upon achievement of 75% of the Bonus Target and another 0.525% of his base salary for achieving each additional 1.0% of the Bonus Target between 76% and 100% of the Bonus Target. Mr. Schmidt can earn up to 17.5% of his base salary upon achieving 100% of the Bonus Target. For 2009 since 92% of the Bonus Target was met, Mr. Day and Mr. Grylls were paid 23.6% of their base salaries, and Mr. Schmidt was paid 13.3% of his base salary. Accordingly, the Compensation Committee approved the award of bonuses to the NEOs in the following respective amounts: Mr. Day, $78,300 (23.6% times $332,500); Mr. Grylls, $79,650 (23.6% times $237,500 plus a $22,400 discretionary bonus); and Mr. Schmidt, $50,200 (13.3% of $177,650 plus a discretionary bonus of $26,600.) In the case of Mr. Day, his entire bonus was based on the Bonus Target. In respect of Mr. Grylls, $55,900 of his bonus was based on the Bonus Target, and the balance was a discretionary bonus for outstanding performance recommended by the CEO and approved by the Compensation Committee. In the case of Mr. Schmidt, $23,600 of his bonus was based on the Bonus Target, and the balance was a discretionary bonus for his performance against agreed job metrics, as recommended by the CEO and approved by the Compensation Committee.

Outstanding Equity Awards Table, page 21
Response to 10.: We acknowledge the Staff’s comment and have set forth below a revised table to state the expiration date for the outstanding awards. The sixth column in the table was misnamed “Option Date” and should have been named “Option Expiration Date.” We intend to include a similar disclosure in our future filings.
OUTSTANDING EQUITY AWARDS TABLE
          The following table sets forth certain information regarding unexercised options for each Named Executive Officer as of the end of the Company’s 2009 fiscal year. The Company does not have any outstanding stock awards or other equity incentive plan awards to any NEO.
Outstanding Equity Awards Table
Outstanding Equity Awards as of December 31, 2009

				Option Awards
				Equity Incentive Plan Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised	Option	Option
	Options (#)	Options (#)		Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)	Price	Date

Stephen L. Day	3,500				$10.00	11/17/15
	9,435	6,290	(1)		$8.25	10/26/11
	2,100	1,400	(2)		$7.50	10/26/16
	6,290	9,435	(1)		$4.95	11/14/12
	1,400	2.100	(2)		$4.50	11/14/17
	2,644	10,576	(1)		$1.36	11/21/13
	588	2,352	(2)		$1.24	11/21/18

Jonathan A.R. Grylls	38,665				$1.94	12/01/14
	15,725				$10.00	11/17/15
	3,500				$10.00	11/17/15
	9,435	6,290	(1)		$7.50	10/26/16
	2,100	1,400	(2)		$7.50	10/26/16
	6,290	9,435	(1)		$4.50	11/14/17
	1,400	2.100	(2)		$4.50	11/14/17
	2,644	10,576	(1)		$1.24	11/21/18
	588	2,352	(2)		$1.24	11/21/18

William G. Schmidt	10,542				$1.56	05/01/12
	15,725				$10.00	11/17/15
	9,435	6,290	(1)		$7.50	10/26/16
	6,290	9,435	(1)		$4.50	11/14/17
	2,644	10,576	(1)		$1.24	11/21/18

(1)	Incentive Stock Option awarded as Officer of the Company, vesting on anniversary date of grant at rate of 20% per year for five years.

(2)	Non-qualified Stock Option awarded for services as Director of the Company, vesting on anniversary date of grant at rate of 20% per year for five years.

Certain Employment and Severance Arrangements, page 22
Response to 11.: We acknowledge the Staff’s comment and have set forth below a revised paragraph from page 22 of our Definitive Proxy Statement on filed Schedule 14A that explains certain crucial terms found in the employment agreements, marked to show these changes. We intend to include a similar disclosure in our future filings to the extent applicable.
Certain Employment and Severance Arrangements
          Stephen L. Day and Jonathan A.R. Grylls each have employment agreements with the Company which, among other things, provide that if their employment is terminated by the Company other than for just cause (as defined below), the Company will make severance payments to them in an aggregate amount equal to twice the amount of their annual base salary at the time of termination, payable at the same time and in the same amounts as such base salary otherwise would have been paid, plus, in the event such termination occurs on or after July 1 of any year and the Company is meeting or exceeding the goals previously established under the annual incentive plan for that year, a pro rata portion of his annual incentive compensation. The Company may terminate the Executive’s employment for cause if the executive falsifies Company accounts; embezzles funds; commits fraud; is convicted of, or pleas nolo contendre to, a felony; or engages in conduct not in the best interests of the Company and which is or if continued would be materially harmful to the business, interests or reputation of the Company and as to which the Board of Directors has given the executive notice in writing, specifying the exact conduct deemed materially harmful and providing a minimum of thirty (30) day opportunity to cure.
          Each of those employment agreements separately provides for the following payments to the executive if the executive’s employment is terminated within two years following a change in control (as defined below) by the Company without cause or by the executive with good reason (as defined below): a lump sum equal to 2 times the executive’s annual base salary at the time of termination, such lump sum to supersede any other post-termination compensation and benefits payable to the executive under any other agreements with the executive. Also, if the executive’s employment is terminated within two years following a change in control by the Company without cause or by the executive for good reason, then all outstanding stock options held by the executive for the purchase of shares of the Company’s Common Stock shall immediately become exercisable in full. A change of control shall be deemed to take place if (i) any person or group becomes a beneficial owner (within the meaning of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934), directly or indirectly, of securities representing fifty percent (50%) or more of the total number of votes that may be cast for the election of directors of the Company; (ii) any merger or consolidation involving the Company (other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 51% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation); (iv) the sale, lease, conveyance or other disposition of all or substantially all of the Company’s assets to any person or group other than in the ordinary course of business; or (v) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets. The Executive may terminate his employment for good reason for (i) failure of the Company to continue the executive in the position of President and Chief Executive Officer in the case of Mr. Day and Vice President and Chief Operating Officer in the case of Mr. Grylls; (ii) if the Company requires the executive to work on a regular basis at any location outside of a fifty (50) mile radius of Littleton, or material diminution in the nature or scope of the executive’s responsibilities, duties or authority; or (iii) any other material breach of this Agreement by the Company and, if such breach may be cured, the Company’s failure to do so within ten (10) days after written notice thereof.

Further, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (978) 952-8062 extension 321.
Very truly yours,
/s/ David Pearce
David Pearce
Chief Financial Officer